Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CONTINUING CONNECTED TRANSACTIONS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

This supplemental circular should be read in conjunction with the AGM Circular of the Company dated 10 April 2014.

The AGM of the Company will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 29 May 2014 at 10:00 a.m. The supplemental notice of the AGM is set out on pages 22 to 24 of this supplemental circular.

The supplemental proxy form of the AGM is enclosed to this supplemental circular. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the AGM or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

13 May 2014

- i -

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”

the annual general meeting of the Company to be held on Thursday, 29 May 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AGM Circular”	the circular of the Company dated 10 April 2014 in relation to the matters to be considered and approved at the AGM

“AGM Notice”	the notice of the AGM dated 10 April 2014

“AGM Proxy Form”	the proxy form issued by the Company along with the AGM Circular and the AGM Notice

“AMC”

(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”

(China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a joint stock limited liability company incorporated under the laws of Australia

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors” “CIRC”	the board of Directors of the Company the China Insurance Regulatory Commission

DEFINITIONS

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement and the P&C Company Framework Agreement

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Company Framework Agreement”

the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions to be entered into between AMP and the Company

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	the China Securities Regulatory Commission

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Independent Board Committee”

the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non-executive Directors, namely, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang

“Independent Financial Adviser” or “China Galaxy International”

China Galaxy International Securities (Hong Kong) Co., Limited, a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto)

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Latest Practicable Date”	9 May 2014, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”

(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“P&C Company Framework Agreement”	the Cooperation Framework Agreement to be entered into between AMP and P&C Company

DEFINITIONS

“Pension Company”

(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 87.4% by the Company, 6% by CLIC and 4.8% by AMC

“Pension Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions to be entered into between AMP and Pension Company

“PRC” or “China”	the People’s Republic of China, which for the purposes of this supplemental circular excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this supplemental circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Vice Chairman and Non-executive Director:	PRC
Mr. Wan Feng
Executive Director:	Place of business in Hong Kong: 25th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong
Mr. Lin Dairen

Non-executive Directors:
Mr. Miao Jianmin, Mr. Zhang Xiangxian,
Mr. Wang Sidong

Independent Non-executive Directors:
Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

13 May 2014

To the shareholders Dear Sir or Madam,

INTRODUCTION

Reference is made to the AGM Circular and the AGM Notice of the Company dated 10 April 2014, which set out the time and venue of the AGM and contain the resolutions to be considered and approved at the AGM.

The AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 29 May 2014 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the supplemental resolutions contained in the supplemental notice as set out on pages 22 to 24 of this supplemental circular will also be considered and approved at the same meeting, which include the resolutions on the continuing connected transactions and the resolution on the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

The purpose of this supplemental circular is to provide you with the supplemental notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed supplemental resolutions at the AGM.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 25 April 2014.

As disclosed in the announcement, in the ordinary and usual course of business, the Company, Pension Company, CLIC and P&C Company proposed to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP, respectively, whereby the Company, Pension Company, CLIC and P&C Company will enter into certain daily transactions with AMP, which mainly include the subscription and redemption of fund products and the sales agency services. Such transactions constitute continuing connected transactions of the Company, and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

After having obtained approval from the Independent Shareholders at the AGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the AGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and the Independent Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. China Galaxy International has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 25 to 26 of this supplemental circular and the letter from China Galaxy International set out on pages 27 to 50 of this supplemental circular.

LETTER FROM THE BOARD

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: after the Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

The Company is in the process of applying to CSRC for the licenses for sale of fund products. It is expected that the licenses will be formally approved and granted during the third quarter of 2014.

(c)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)

other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from the Company and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

LETTER FROM THE BOARD

It is currently expected that the transaction of leasing of assets mainly includes the leasing of office space by the Company to AMP.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to the Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

asset management for specific clients: the parties shall determine the price with reference to market standards, industry practices and rates charged by independent third parties in similar asset management transactions, and based on the management fee standards prescribed in the relevant asset management contract. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP on a quarterly basis.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

LETTER FROM THE BOARD

Term

The Company Framework Agreement shall commence on the signing of the Company Framework Agreement and end on 31 December 2016. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

		RMB in million
	For the year	For the year	For the year
	ending 31	ending 31	ending 31
	December	December	December
	2014	2015	2016
Subscription price and corresponding subscription fee for the subscription of fund products	30,000	66,000	72,600
Redemption price and corresponding redemption fee for the redemption of fund products	30,000	66,000	72,600
Sales commission fee and client maintenance fee payable by AMP	100	300	400
Management fee payable by the Company for the asset management for specific clients	10	20	20
Fees for other daily transactions	50	100	100

AMP has paid for insurance products to the Company and P&C Company during the three months ended 31 March 2014 amounting to RMB201,000. In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by the Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of the Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

LETTER FROM THE BOARD

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

Pension Company

AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: after Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to Pension Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

Pension Company is in the process of applying to CSRC for the licenses for sale of fund products. It is expected that the licenses will be formally approved and granted during the third quarter of 2014.

(c)

other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from Pension Company and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the transaction of leasing of assets mainly includes the leasing of office space by the Pension Company to AMP.

LETTER FROM THE BOARD

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to Pension Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The Pension Company Framework Agreement shall commence on the signing of the Pension Company Framework Agreement and end on 31 December 2016. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

		RMB in million
	For the year	For the year	For the year
	ending 31	ending 31	ending 31
	December	December	December
	2014	2015	2016
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000
Sales commission fee and client maintenance fee payable by AMP	50	100	100
Fees for other daily transactions	50	100	100

There were no historical transactions of a similar nature between AMP and Pension Company. In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by Pension Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of Pension Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM THE BOARD

Pricing and Payment

The price of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

Term

The CLIC Framework Agreement shall commence on the signing of the CLIC Framework Agreement and end on 31 December 2016. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2016 will be as follows:

		RMB in million
	For the year	For the year	For the year
	ending 31	ending 31	ending 31
	December	December	December
	2014	2015	2016
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000

CLIC has subscribed for fund products issued by AMP amounting to RMB400 million in 2014. In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by CLIC in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of CLIC for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

LETTER FROM THE BOARD

P&C COMPANY FRAMEWORK AGREEMENT

Parties

P&C Company

AMP

Scope of Transactions

Under the P&C Company Framework Agreement, P&C Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: P&C Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. P&C Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: after P&C Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust P&C Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to P&C Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

P&C Company is in the process of applying to CSRC for the licenses for sale of fund products. It is expected that the licenses will be formally approved and granted during the third quarter of 2014.

(c)

other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from P&C Company and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

LETTER FROM THE BOARD

It is currently expected that the transaction of leasing of assets mainly includes the leasing of office space by the P&C Company to AMP.

Pricing and Payment

Pricing of the transactions under the P&C Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and P&C Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of P&C Company’s subscription of the fund units, P&C Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of P&C Company’s redemption of the fund units, AMP shall pay to P&C Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to P&C Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to P&C Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The P&C Company Framework Agreement shall commence on the signing of the P&C Company Framework Agreement and end on 31 December 2016. During the term of the P&C Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the P&C Company Framework Agreement.

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the P&C Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

		RMB in million
	For the year	For the year	For the year
	ending 31	ending 31	ending 31
	December	December	December
	2014	2015	2016
Subscription price for the fund products	5,000	10,000	10,000
Redemption price for the fund products	5,000	10,000	10,000
Subscription fee for the fund products	50	100	100
Redemption fee for the fund products	50	100	100
Sales commission fee and client maintenance fee payable by AMP	50	100	100
Fees for other daily transactions	50	100	100

AMP has paid for insurance products to the Company and P&C Company during the three months ended 31 March 2014 amounting to RMB201,000. In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by P&C Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of P&C Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

LETTER FROM THE BOARD

In connection with the subscription and redemption of fund products, each of the Company, Pension Company, CLIC and P&C Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing generally one year’s subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be filed with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

Sales Agency Services, Asset Management Services and Other Daily Transactions

In determining the prices for the sales agency services, asset management services and other daily transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement and the P&C Company Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products. The business department responsible for the asset management services is the investment management department, while the personal insurance sales department is responsible for the sales agency services and purchase of insurance products. The general operations department and the information and technology department are responsible for the leasing of assets and the provision of information system services respectively.

In particular, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company and P&C Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The investment management department will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus creating investment returns for the shareholders of the Company.

The investment by CLIC and P&C Company in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP, which will in turn increase the fund management fee income of AMP. In addition, AMP can rely on the extensive distribution network of P&C Company to promote its fund products through the sales agency services of P&C Company.

The Directors are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As each of Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong may be regarded as having an interest in the Listco Group Transactions and the CLIC Group Transactions, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, is a connected person of the Company. P&C Company is a non-wholly owned subsidiary of CLIC and is therefore also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is owned as to 40% by CLIC and is therefore a connected subsidiary of the Company under Rule 14A.11(5) of the Listing Rules. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company under Rule 14A.11(6) of the Listing Rules. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

The Company proposed to seek approval from the Independent Shareholders at the AGM in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the AGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by CIRC.

AMP, a fund management company approved by CSRC, was established on 29 October 2013 with a registered capital of RMB588 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by CSRC. During the earlier part of the period from 2014 to 2016, AMP will focus on the development of money market funds, bond funds and other passive management fund products, while it will begin to explore active management equity funds in the latter part of the period. As at the Latest Practicable Date, AMP has issued and managed one fund product, which is a money market fund launched in January 2014 with asset under management of approximately RMB15 billion. AMP intends to launch a new product of on-exchange money market funds in which the subscription and redemption of the funds will be conducted via the transaction system of the stock exchanges in the PRC. The subscription and redemption of such on-exchange fund products will become effective and the settlement be completed on the same day as the transaction day, which provide higher liquidity than the general money market funds.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The current Articles of Association of the Company were passed at the annual general meeting of the Company held on 5 June 2013 and were approved by the CIRC on 29 September 2013.

As the members of the Board will be increased from 11 to 12, corresponding amendments shall be made to Article 123 of the Articles of Association and Article 11 of the Procedural Rules for the Board of Directors Meetings as appended to the Articles of Association.

The Board proposed to put forward to the AGM to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the CIRC are obtained.

The full text of the proposed amendments to the Articles of Association is set out in the supplemental notice of Annual General Meeting of the Company dated 13 May 2014.

THE AGM

The supplemental proxy form of the AGM is enclosed.

For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

The supplemental proxy form is intended to be used for the supplemental resolutions set out in the supplemental notice of the AGM, and will not affect the validity of the AGM Proxy Form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolutions set out in the supplemental notice of the AGM at his/her discretion.

LETTER FROM THE BOARD

Apart from the proposed supplemental resolutions set out in the supplemental notice of the AGM, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice dated 10 April 2014.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully, Yang Mingsheng
Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the circular (the “AGM Circular”) and notice (the “AGM Notice”) of China Life Insurance Company Limited (the “Company”) dated 10 April 2014, which set out the time and venue of the annual general meeting of the Company (the “AGM”) and contain the resolutions to be considered and approved at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 29 May 2014 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental resolutions will also be considered and approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTIONS

13.

To consider and approve the Company Framework Agreement (as defined and described in the circular to the shareholders of the Company dated 13 May 2014 (the “Circular”)) and the Pension Company Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2016 relating thereto.

14.

To consider and approve the CLIC Framework Agreement (as defined and described in the Circular) and the P&C Company Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2016 relating thereto.

SUPPLEMENTAL SPECIAL RESOLUTION

15.

To consider and approve the following proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or his/her attorney(s) to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amended Articles of Association shall come into effect only after the relevant approvals from the China Insurance Regulatory Commission are obtained.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

(1)	Article 123 of the Articles of Association shall be amended to read as:

“The Company shall establish a Board of Directors consisting of twelve Directors. The Board of Directors shall have one Chairman and may have one Vice Chairman.

Of the twelve Directors, there shall be at least one Non-executive Director, and the Independent Directors shall represent at least one-third of the Board of Directors.”

(2)	Article 11 of the Procedural Rules for the Board of Directors Meetings as appended to the Articles of Association shall be amended to read as:

“The Board of Directors shall consist of twelve Directors. The Board of Directors shall have one Chairman and may have one Vice Chairman. The Board of Directors shall have at least one Non-executive Director, and the Independent Directors shall represent at least one-third of the Board of Directors.”

Note: If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei
Company Secretary

13 May 2014

As at the date of this notice, the Board of Directors of the Company comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.

Apart from the proposed supplemental resolutions set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Circular and the AGM Notice dated 10 April 2014.

2.

The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Secretariat (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof.

3.

The supplemental proxy form is intended to be used for the supplemental resolutions set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolutions set out in this supplemental notice at his/her discretion.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

13 May 2014

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 13 May 2014 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and the Independent Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. China Galaxy International has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

We wish to draw your attention to the letter from the Board set out on pages 5 to 21 of the Circular, and the letter from China Galaxy International to the Independent Board Committee and the Independent Shareholders set out on pages 27 to 50 of the Circular which contains its opinion in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of China Galaxy International and its recommendation in relation thereto, we consider that the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and the Independent Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the AGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

Yours faithfully, the Independent Board Committee of China Life Insurance Company Limited Sun Changji Bruce Douglas Moore Anthony Francis Neoh Tang Jianbang

LETTER FROM CHINA GALAXY INTERNATIONAL

The following is the text from China Galaxy International Securities (Hong Kong) Co., Limited to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this supplemental circular.

Room 3501-3507, 35/F Cosco Tower 183 Queen’s Road Central Hong Kong 13 May 2014

To: The Independent Board Committee and

the Independent Shareholders of China Life Insurance Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

AND PROPOSED ANNUAL CAPS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Framework Agreements and the proposed annual caps set out therein, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular dated 13 May 2014 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter have the same meanings as those defined in the Circular.

As stated in the announcement of the Company dated 25 April 2014, the Company, China Life Pension Insurance Company Limited (“Pension Company”), China Life Insurance (Group) Company (“CLIC”) and China Life Property and Casualty Insurance Company Limited (“P&C Company”) (collectively the “Insurance Companies”) propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement (collectively “Framework Agreements”) with AMP, respectively, whereby the Company, Pension Company, CLIC and P&C Company will enter into certain daily transactions with AMP, which mainly include the subscription and redemption of fund products and sales agency services.

CLIC, the controlling shareholder of the Company, is a connected person of the Company. P&C Company is a non-wholly owned subsidiary of CLIC and is therefore also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM CHINA GALAXY INTERNATIONAL

AMC, a non-wholly owned subsidiary of the Company, is owned as to 40% by CLIC and is therefore a connected subsidiary of the Company under Rule 14A.11(5) of the Listing Rules. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company under Rule 14A.11(6) of the Listing Rules. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

THE INDEPENDENT BOARD COMMITTEE

As at the Latest Practicable Date, the Independent Board Committee, comprising all of the independent non-executive Directors (namely Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang) who have no direct or indirect interest in the continuing connected transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP, has been established to advise the Independent Shareholders on whether (i) the transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP are in the ordinary and usual course of the business of the Group; (ii) the terms of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP are on normal commercial terms and are fair and reasonable and in the interests of the Independent Shareholders as a whole; and (iii) the proposed annual caps under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP for the three years ending 31 December 2014, 2015 and 2016 are fair and reasonable and in the interests of the Independent Shareholders as a whole. In this regard, we, China Galaxy International Securities (Hong Kong) Co., Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

Apart from the normal advisory fee payable to us in connection with our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders, no arrangement exists whereby we shall receive any other fees or benefits from the Company.

BASIS OF OUR ADVICE

In arriving at our recommendation, we have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Directors and the management of the Company. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Directors and the management of the Company are true and accurate at the time they were made and will continue to be true and accurate as at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company.

LETTER FROM CHINA GALAXY INTERNATIONAL

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement contained in the Circular misleading. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs or the prospects of the Company, the Group or any of their respective associates.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of China Galaxy International Securities (Hong Kong) Co., Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the terms of and proposed annual caps of the continuing connected transactions under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP, we have taken into consideration the following principal factors and reasons:

I.	Background of the Company and Pension Company

The Company is one of the largest life insurance companies in China’s life insurance market and possesses extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agents. The Company offers individual and group life insurance, annuities, and accident and health insurance products and services. The Company is also one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited.

Pension Company is a subsidiary of the Company, in which the Company owns a 87.4% equity stake. Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business,

LETTER FROM CHINA GALAXY INTERNATIONAL

personal accident insurance, re-insurance in connection with the above insurance business, other fund applications permitted under the PRC laws and regulations and other business approved by China Insurance Regulatory Commission (“CIRC”).

II.	Background of CLIC and P&C Company

CLIC is a state-owned enterprise established under the laws of the PRC and is the controlling shareholder of the Company, currently holding 68.37% of the issued share capital of the Company. CLIC was principally engaged in provision of insurance services, including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business, holding or investing in domestic and overseas insurance companies or other financial insurance institutions, funds management business permitted by national laws and regulations or approved by State Council of the PRC, and other business approved by CIRC.

P&C Company is an associate of the Company and is currently owned as to 60% and 40% by CLIC and the Company, respectively. P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

III.	Background of AMP

AMP is a fund management company approved by China Securities Regulatory Commission (“CSRC”). AMP is a company established by China Life Asset Management Company Limited (“AMC”) and AMP Capital Investors Limited (“AMP Capital”) in 29 October 2013 with a registered capital of RMB588 million, currently owned as to 85.03% and 14.97% by AMC and AMP Capital, respectively. AMC is a 60%-owned subsidiary of the Company and has been engaged in management and utilization of owned capital and insurance funds, entrusted capital management, consulting business relevant to the assets management business for over ten years in the PRC. AMP Capital, on the other hand, is a leading investment house with over AUD$140 billion in fund under management for the year ended 31 December 2013, and has a heritage and strength in real estate and infrastructure, and specialist expertise in fixed income, equities and multi-asset solutions. AMP enjoys a very strong shareholder background with a relatively short history of operations. As advised by the management of the Company, up to the Latest Practicable Date, AMP has already issued and managed a money market fund in January 2014, within its first year of operations with asset under management currently of approximately RMB15 billion.

AMP intends to launch a new product of on-exchange money market funds in which the subscription and redemption of the funds will be conducted via the transaction system of the stock exchanges in the PRC. The subscription and redemption of such on-exchange fund products will become effective and the settlement be completed on the same day as the transaction day, which provide higher liquidity than the general money market funds.

LETTER FROM CHINA GALAXY INTERNATIONAL

IV.	Reasons for and benefits of entering into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP

As set out in the Letter from the Board, the management of the Company believes there are compelling commercial reasons for the Company and the relevant parties to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP.

A.	The Company Framework Agreement and the Pension Company Framework Agreement with AMP

As set out in the Letter from the Board, the investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus creating investment returns for the shareholders of the Company.

A.1	Subscription and redemption of fund products and the payment of respective subscription and redemption fee by the Company and Pension Company

As advised by the management of the Company, insurance companies normally will constantly conduct subscription and also redemption of fund products when managing their insurance products, depending on, among others, the capital market conditions and performance of the respective fund products at the relevant times, for the purpose of optimizing the investment portfolio of their insurance products.

As discussed with the management of the Company, the insurance business of the Group has experienced a steady growth in the recent years. According to the annual results announcement of the Company for the year ended 31 December 2013 and the annual report of the Company for the year ended 31 December 2012, the net premium earned of the Group increased from RMB318,276 million in 2011 to RMB322,126 million in 2012 and to RMB324,813 million in 2013, while the investment assets of the Group increased from RMB1,494,969 million as at 31 December 2011 to RMB1,790,838 million as at 31 December 2012 and to RMB1,848,681 million as at 31 December 2013.

LETTER FROM CHINA GALAXY INTERNATIONAL

According to the projection of the outline of the 12th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to develop rapidly and it is expected that the direct insurance premium income and the total asset value of the insurance industry in the PRC will amount to RMB3,000 billion and RMB10,000 billion in 2015, respectively. As discussed with the management of the Company, it is expected that the insurance business of the Company and Pension Company will grow in line with the market in future. In view of the growing PRC insurance market, it would be beneficial to the Company and Pension Company to enrich its available investment choices, so as to increase their flexibility on designing insurance product with different investment focus and strategies on risks and returns.

As discussed with the management of the Company, leveraging on the expertise in fund management of AMP Capital, one of the shareholders of AMP, it is believed that AMP can provide reliable and comprehensive fund products with appropriate risk management control to the Company and Pension Company.

Since AMP is an 85.03%-owned subsidiary of the Company and its results of operations will be consolidated to the financial statements of the Company. The subscription/redemption fee payable by the Company and Pension Company to AMP will be eliminated when preparing the consolidated financial statements of the Group. Therefore, the subscription/ redemption fee can be reduced on the perspective of the Group’s level, when the Company and Pension Company subscribed/redeemed the fund products of AMP when compared to those fund products of Independent Third Parties.

Having considered the above, we concur with the view of the Directors that the subscription and redemption of fund products of AMP and the payment of respective subscription and redemption fee is entered into in the ordinary and usual course of business of the Group.

A.2	Sales agency services of the Company and Pension Company to AMP

As discussed with the management of the Company, as a result of the continuous and rapid expansion of the PRC economy, customers’ awareness of the importance of wealth management and demand for more diversified investment products has been continuously increasing. According to the website of CSRC, the net asset value under the funds in the PRC increased from RMB2,148 billion as at 31 December 2011 to RMB2,691 billion as at 31 December 2012 and further to RMB2,910 billion as at 31 December 2013. Through the provision of sales agency services to AMP, the Company and Pension Company can capture new business opportunities amid the expected growth in the funds market in the PRC, generate new source of commission income, and broaden the income stream of the Group. In addition, as discussed with the management of the Company, by engaging in the sales agency services of fund products, the Company and Pension Company will be able to provide more comprehensive products and services to its existing customers, offering not only insurance products but also fund products to satisfy the financial management needs of its the customers.

LETTER FROM CHINA GALAXY INTERNATIONAL

The Company and Pension Company are in the process of applying for the licenses for sales of fund products to CSRC. As discussed with the management of the Company, it is expected that the licenses will be formally approved and granted during the third quarter of 2014. By entering into the respective framework agreements with AMP, the Company and Pension Company can at least secure certain initial customer for its business of sales of fund products, which will be an important start-up for the development of such new business.

Having considered the above, we concur with the view of the Directors that the sales agency services to AMP is entered into in the ordinary and usual course of business of the Group.

A.3	Asset management services of AMP to the Company

Under the asset management services to be provided by AMP to the Company, AMP will invest and manage assets entrusted to it by the Company in accordance with the requirements of the applicable laws and regulations. Leveraging the expertise in asset management of its shareholders, AMC and AMP Capital, the management of the Company believes the subscription of asset management services of AMP can generally satisfy the asset management needs of the Company.

Having considered the above, we concur with the view of the Directors that the asset management services by AMP is entered into in the ordinary and usual course of business of the Group.

A.4	Other daily transactions with AMP

The Company and Pension Company will conduct other daily transactions with AMP. For example, (i) AMP purchases various insurance products from the Company and Pension Company such as insurance products for its employees; (ii) AMP leases office spaces from the Company and Pension Company; and (iii) mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

As discussed with the Company, other daily transactions are mainly to facilitate the daily operations of AMP, being the non-wholly owned subsidiary of the Company.

LETTER FROM CHINA GALAXY INTERNATIONAL

Having considered the above, we concur with the view of the Directors that other daily transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement, fall within the ordinary and usual course of business of the Group.

B.	The CLIC Framework Agreement and the P&C Company Framework Agreement with AMP

As set out in the Letter from the Board, the investment by CLIC and P&C Company in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP, which will in turn increase the fund management fee income of AMP. In addition, AMP can rely on the extensive distribution network of P&C Company to promote its fund products through the sales agency services of P&C Company.

B.1	Subscription and redemption of fund products and the payment of respective subscription and redemption fee by the CLIC and P&C Company to AMP

As advised by the management of the Company, insurance companies normally will constantly conduct subscription and also redemption of fund products when managing their insurance products, depending on, among others, the capital market conditions and performance of the respective fund products at the relevant times, for the purpose of optimizing the investment portfolio of their insurance products.

As advised by the management of the Company, CLIC and P&C Company being one of the leading insurance companies in the PRC, the subscription of fund products by them will enhance and diversify the investor portfolio of AMP. The subscription of fund products can also increase the scale of asset under management of the funds managed by AMP, which in turn will increase the fund management fee revenue of AMP.

Having considered the above, we concur with the view of the Directors that the subscription and redemption of fund products of AMP and the payment of respective subscription and redemption fee by CLIC and P&C Company is entered into in the ordinary and usual course of business of AMP.

B.2	Sales agency services by P&C Company

As discussed with the management of the Company, P&C Company possesses the extensive distribution network in the PRC, comprising exclusive agents and direct sales representatives. P&C Company owns a wide geographic distribution coverage and is one of the dominant leader in the property and casualty insurance market in the PRC. Therefore, in view of the fact that AMP was only newly incorporated in October 2013 and the development of its sales force is still on-going, AMP can rely on the

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established distribution network of P&C Company to promote its fund products in the entire PRC through the sales agency services of P&C Company.

P&C Company is in the process of applying for the licenses for sales of fund products to CSRC. As discussed with the management of the Company, it is expected that the licenses will be formally approved and granted during the third quarter of 2014.

Having considered the above, we concur with the view of the Directors that the sales agency services from P&C Company is entered into in the ordinary and usual course of business of AMP.

B.3	Other daily transactions with P&C Company

AMP will conduct other daily transactions with P&C Company, such as (i) purchase of insurance products of P&C Company; (ii) lease of office spaces from P&C Company; and (iii) mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

As discussed with the Company, other daily transactions are mainly to facilitate the daily operations of AMP. Having considered the above, we concur with the view of the Directors that the other daily transactions contemplated under the P&C Company Framework Agreement with AMP, fall within the ordinary and usual course of business of AMP.

V.	Principal Terms of the Framework Agreements

A.	The Company Framework Agreement and the Pension Company Framework Agreement with AMP

Parties	(1) Each of the Company and Pension Company

Term

(2) AMP

Commence on the signing of the Company Framework Agreement and the Pension Company Framework Agreement and end on 31 December 2016. During the term of each the Company Framework Agreement and the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement and the Pension Company Framework Agreement respectively.

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Scope of Transactions	Under the Company Framework Agreement and the Pension Company Framework Agreement, each of the Company and Pension Company will enter into certain daily transactions with AMP, including:

(i) Subscription and Redemption of Fund Products

Each of the Company and Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

The Company and the Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Sales Agency Services

After the Company or Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust the Company or the Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company or the Pension Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(iii) Asset Management for Specific Clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

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(iv) Other Daily Transactions Permitted by Laws and Regulations

Other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from the Company and the Pension Company and other daily transactions between the parties permitted by laws and regulations, leasing of assets, mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the transaction of leasing of assets mainly includes the leasing of office space by each of the Company and Pension Company to AMP.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement and the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and Redemption of Fund Products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company and the Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the subscription of the fund units by the Company and the Pension Company, the Company and the Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the redemption of the fund units by the Company and the Pension Company, AMP shall pay to the Company and the Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

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(ii) Sales Agency Services

AMP shall pay to the Company and the Pension Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to the Company and the Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(iii) Asset Management for Specific Clients

The parties shall determine the price with reference to market standards, industry practices and rates charged by independent third parties in similar asset management transactions, and based on the management fee standards prescribed in the relevant asset management contract. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP on a quarterly basis.

(iv) Other Daily Transactions Permitted by Laws and Regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

As confirmed by the management of the Company, the terms of the Company Framework Agreement and the Pension Company Framework Agreement were arrived at after arm’s length negotiations between each of the Company and Pension Company with AMP and the Directors consider that the terms of the Company Framework Agreement and the Pension Company Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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For all the transactions under the Company Framework Agreement and Pension Company Framework Agreement, going forward, according to the management of the Company, relevant policies and procedures (“Policies and Procedures on CCT”) (including but not limited to conducting periodic checking to ascertain whether the terms of services that are subject of the Company Framework Agreement and Pension Company Framework Agreement are comparable to those of the relevant transactions that are conducted by the Group with Independent Third Parties and of the relevant transactions in the market from time to time) are already in place to ensure that the terms of the transactions under such framework agreements will be no less favourable to those entered into by the Group with other Independent Third Parties.

As discussed with the management of the Company, AMP has its own board of directors and senior management team and has full rights to make all decisions on, and to carry out, its own business operations (including but not limited to launching investment products and determination of the respective terms) independent of the Company and Pension Company.

As stated in the Letter from the Board, the business department responsible for the asset management services is the investment management department, while the personal insurance sales department is responsible for the sales agency services and purchase of insurance products. The general operations department and the information and technology department are responsible for the leasing of assets and the provision of information system services respectively.

For the subscription and redemption of fund products, the subscription and redemption price will be determined based on the unit net price of the funds on the relevant day. As noted from the Letter from the Board, the unit net price is calculated by dividing the net asset value of the fund products by the total number of the fund units and the net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China .. For the subscription fee and redemption fee, it will be determined based on the respective subscription rate and redemption rate as stipulated in the fund agreement and the prospectus. As noted from the Letter from the Board, the subscription rate and redemption rate is based on the average market rate calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as compiled by Wind Info, an independent financial data provider in China. Therefore, the subscription/redemption price and the subscription/redemption fee rate offered by AMP will be exactly the same for subscription/redemption performed by any of the Company, Pension Company or Independent Third Parties under the same fund products. Given the above, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement(including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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For the sales agency services, the commission fee rate is determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/ products. Based on the proposed annual caps of the transactions and the expected sales volume of the fund products as advised by the Company, the expected commission fee rate of the sales agency services can be identified. We have reviewed sample sales agency contracts for historical transactions between AMP and other third party sales agencies. We noted that the terms (including expected commission fee rate and payment terms) under the sales agency transactions under the Company Framework Agreement and the Pension Company Framework Agreement are comparable to and within the range to those entered into by AMP with Independent Third Parties. We have also selected sample funds with similar nature of those of AMP and noted that the expected commission fee rate for the sales agency transactions under the Company Framework Agreement and the Pension Company Framework Agreement are comparable to and within the range of those sample funds selected. Given the above and our review of the Policies and Procedures on CCT being in place, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For asset management services and other daily transactions, the prices are determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/products. As stated in the Letter from the Board, in particular, the price for purchase of insurance products under other daily transactions is determined by the Company and Pension Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents. Given the above and our review of the Policies and Procedures on CCT being in place, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

B.	The CLIC Framework Agreement and the P&C Company Framework Agreement with AMP

Parties	(1) AMP

(2) Each of CLIC and P&C Company

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Term

Commence on the signing of the CLIC Framework Agreement and the P&C Company Framework Agreement and end on 31 December 2016. During the term of each the CLIC Framework Agreement and the P&C Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement and the P&C Company Framework Agreement respectively.

Scope of Transactions	Under the CLIC Framework Agreement and the P&C Company Framework Agreement, each of the CLIC and P&C Company will enter into certain daily transactions with AMP, including:

(i) Subscription and Redemption of fund products

Each of CLIC and P&C Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

CLIC and P&C Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii) Sales Agency Services

After P&C Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust P&C Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to P&C Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

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(iii) Other Daily Transactions Permitted by Laws and Regulations

Other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from P&C Company and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the transaction of leasing of assets mainly includes the leasing of office space by the P&C Company to AMP.

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement and the P&C Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(i) Subscription and Redemption of Fund Products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC and P&C Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus.

At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus.

At the time of P&C Company’s subscription of the fund units, P&C Company shall pay to AMP the subscription price and the corresponding subscription fee in full.

At the time, redemption of the fund units by CLIC and P&C Company, AMP shall pay to CLIC and P&C Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

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(ii) Sales Agency Services

AMP shall pay to P&C Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to P&C Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(iii) Other Daily Transactions Permitted by Laws and Regulations

The relevant parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant services recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

As confirmed by the management of the Company, the terms of the CLIC Framework Agreement and P&C Company Framework Agreement were arrived at after arm’s length negotiations between each of the CLIC and P&C Company with AMP and the Directors consider that the terms of the CLIC Framework Agreement and P&C Company Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For all the transactions under the CLIC Framework Agreement and P&C Company Framework Agreement, going forward, according to the management of the Company, Policies and Procedures on CCT (including but not limited to conducting periodic checking to ascertain whether the terms of services that are subject of the CLIC Framework Agreement and P&C Company Framework Agreement are comparable to those on terms of the relevant transactions that are conducted by the Group with Independent Third Parties and of the relevant transactions in the market from time to time) are already in place to ensure that the terms of the transactions under such framework agreements will be no less favourable to those entered into by the Group with other Independent Third Parties.

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As stated in the Letter from the Board, the personal insurance sales department is responsible for the sales agency services and purchase of insurance products. The general operations department and the information and technology department are responsible for the leasing of assets and the provision of information system services respectively.

For the subscription and redemption of fund products, the subscription and redemption price will be determined based on the unit net price of the funds on the relevant day. As noted from the Letter from the Board, the unit net price is calculated by dividing the net asset value of the fund products by the total number of the fund units and the net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China .. For the subscription fee and redemption fee, it will be determined based on the respective subscription rate and redemption rate as stipulated in the fund agreement and the prospectus. As noted from the Letter from the Board, the subscription rate and redemption rate is based on the average market rate calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as compiled by Wind Info, an independent financial data provider in China. Therefore, the subscription/redemption price and the subscription/redemption fee rate offered by AMP will be exactly the same for subscription/redemption performed by any of CLIC, P&C Company or Independent Third Parties under the same fund products. Given the above, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For the sales agency services, the commission fee rate is determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/ products. Based on the proposed annual caps of the transactions and the expected sales volume of the fund products as advised by the Company, the expected commission fee rate of the sales agency services can be identified. We have reviewed sample sales agency contracts for historical transactions between AMP and other third party sales agencies. We noted that the terms (including expected commission fee rate and payment terms) under the sales agency transactions under the P&C Company Framework Agreement are comparable to and within the range to those entered into by AMP with Independent Third Parties. We have also selected sample funds with similar nature of those of AMP and noted that the expected commission fee rate for the sales agency transactions under the P&C Company Framework Agreement are comparable to and within the range of those sample funds selected. Given the above and our review of Policies and Procedures on CCT being in place, we are of the view that the terms of the P&C Company Framework Agreement(including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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For other daily transactions, the prices are determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/products. As stated in the Letter from the Board, in particular, the price for purchase of insurance products under other daily transactions is determined by the P&C Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the relevant parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents. Given the above and our review of Policies and Procedures on CCT being in place, we are of the view that the terms of the P&C Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

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VI.	Proposed Annual Caps under the Framework Agreements

A.	Proposed Annual Caps under the Company Framework Agreement and the Pension Company Framework Agreement with AMP

According to the Letter from the Board, the proposed annual caps in respect of the transaction contemplated under the Company Framework Agreement and the Pension Company Framework Agreement with AMP, for each of the three years ending 31 December 2014, 2015 and 2016 are set out below:

	For the year ending 31 December
	2014	2015	2016	2015 vs 2016 Increase/ (Decrease)
	(RMB’ million)		(RMB’ million)%
The Company Framework Agreement
– Subscription price and corresponding subscription fee for the subscription of fund products	30,000	66,000	72,600	10%
– Redemption price and corresponding redemption fee for the redemption of fund products	30,000	66,000	72,600	10%
– Sales commission fee and client maintenance fee payable by AMP	100	300	400	33%
– Management fee payable by the Company for the asset management for specific clients	10	20	20	0%
– Fees for other daily transactions	50	100	100	0%
Total Proposed Annual Caps	60,160	132,420	145,720	10%
The Pension Company Framework Agreement
– Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000	0%
– Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000	0%
– Sales commission fee and client maintenance fee payable by AMP	50	100	100	0%
– Fees for other daily transactions	50	100	100	0%
Total Proposed Annual Caps	10,100	20,200	20,200	0%

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B.	Proposed Annual Caps under the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP

According to the Letter from the Board, the proposed annual caps in respect of the transaction contemplated under the CLIC Framework Agreement and the P&C Company Framework Agreement, for each of the three years ending 31 December 2014, 2015 and 2016 are set out below:

	For the year ending 31 December
	2014	2015	2016
	(RMB’ million)
The CLIC Framework Agreement
– Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000
– Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000
Total Proposed Annual Caps	10,000	20,000	20,000
The P&C Company Framework Agreement
– Subscription price for the fund products	5,000	10,000	10,000
– Redemption price for the fund products	5,000	10,000	10,000
– Subscription fee for the fund products	50	100	100
– Redemption fee for the fund products	50	100	100
– Sales commission fee and client maintenance fee payable by AMP	50	100	100
– Fees for other daily transactions	50	100	100
Total Proposed Annual Caps	10,200	20,400	20,400

As advised by the management of the Company, except for (i) CLIC which has subscribed for fund products issued by AMP amounted to RMB400 million in 2014; and (ii) the payment of insurance products to the Company and P&C Company during the three months ended 31 March 2014 amounted to RMB201,000, there were no historical transactions of a similar nature between the Insurance Companies and AMP.

As mentioned in the Letter from the Board, the proposed annual caps for the transactions with determined with reference to the estimated amount of AMP fund products to be held by the Insurance Companies in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of Insurance Companies for the fund products (particularly the general money market funds

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and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

The AGM for approving the Framework Agreements will be convened on 29 May 2014. Therefore, as discussed with the management of the Company, it is expected that the Framework Agreements will become effective after the AGM’s approval and the signing of the Framework Agreements by the parties. We were given to understand that when setting the proposed annual caps under the Framework Agreements (except for the Company Framework Agreement), the management of the Company has assumed that the amount of the transactions will remain flat during the three years ending 31 December 2016 and after taking into account the timing of the expected effective date of the Framework Agreements. We have noted that the proposed annual caps for the year ending 31 December 2014 represented half of those for the year ending 31 December 2015 and the proposed annual caps for the year ending 31 December 2016 remained the same as those for the year ending 31 December 2015. We have also noted that for the Company Framework Agreement, the Company considered a growth of 10% on the amount of transactions for the proposed annual caps for the year ending 31 December 2015 and 2016, respectively.

In analyzing the proposed annual caps for the transactions under the Framework Agreements, we have considered the following:

1.	Expected ending balance and frequency of subscription/redemption of fund products by the Insurance Companies and the expected subscription/redemption fee rate of the fund products by AMP

As discussed with the management of the Company, the proposed annual caps for the subscription/redemption of fund products and the subscription/redemption fees were determined based on, among others, the expected ending balance of the fund products held by the Insurance Companies, the expected frequency of subscription/redemption of fund products by the Insurance Companies and the expected subscription/ redemption fee rate of the fund products by AMP. We have obtained and reviewed the calculations of the proposed annual caps for the subscription/ redemption of fund products and the subscription/redemption fees. We have reviewed the historical month-end balance of money market funds, bond funds and equity funds held by the respective Insurance Companies for the year ended 31 December 2013 and the expected ending balance of fund products under the Framework Agreements as stated in the calculations was within the range of the respective historical amounts for unit single fund held by the Insurance Companies. We have also selected sample money market funds, bond funds and equity funds in the PRC market and reviewed the respective frequency of subscription/redemption and the subscription/ redemption fee rate of such sample fund products and the expected frequency of fund products and the subscription/redemption fee rate of AMP was within the range of those of the sample funds products in the market.

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2.	Growth potential of insurance industry and fund investment industry in the PRC

As discussed with the management of the Company, the market of the insurance and fund investment industry is, to certain extent, linked to the overall performance of the economy, which promoted the accumulation of social wealth. According to the National Bureau of Statistics of China (http://www.stats.gov.cn/), the GDP of the PRC increased from RMB31,405 billion to RMB56,885 billion from 2008 to 2013, representing a compound annual growth rate of approximately 12.6%. Strong growth in the PRC economy and per capita GDP has resulted in an increase in disposable income in China and improvement in living standards.

According to website of CIRC, the total asset value of the insurance industry in the PRC amounted to RMB8,289 billion at 31 December 2013 which increased by 12.70% from RMB7,355 million at 31 December 2012. In addition, the insurance industry in the PRC achieved a direct insurance premium income amounted to RMB1,722 billion in 2013, which increased by 11.20% from RMB1,549 billion in 2012. According to the projection of the outline of the 12th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to develop rapidly and it is expected that the direct insurance premium income and the total asset value of the insurance industry in the PRC will be amounted to RMB3,000 billion and RMB10,000 billion in 2015, respectively.

According to the website of CSRC, the net asset value under the funds in the PRC increased from RMB2,691 billion as at 31 December 2012 to RMB2,910 billion as at 31 December 2013, representing a growth of 8.1%.

Based on the above, we believe that the PRC insurance and fund investment market has been and is expected to continue to grow in the coming years. Thus, there are high future potential growth of the investment assets of the Insurance Companies and the fund size of AMP.

3.	New product of money market funds to be launched by AMP and other daily transactions with AMP

As noted in the Letter from the Board, AMP intends to launch a new product of money market funds in which the subscription and redemption of the funds will be conducted via the transaction system of the stock exchanges in the PRC. According to the management of the Company, the subscription and redemption of such on-exchange fund products will become effective and the settlement be completed on the same day as the transaction day, which provide higher liquidity than the general money market funds.

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We believe that the higher liquidity of the new fund products and the diversification of funds products offered by AMP can help promote its brand awareness and publicity in the market, thus attracting investors to pay more attention to the fund products of AMP.

As discussed with the management of the Company, following the enhanced brand awareness and publicity of AMP in the market, the business scale of AMP is expected to grow in the near future, and thus the number of staff and the area of the office spaces of AMP is also expected to increase. The proposed annual caps for the other daily transactions are determined based on, among others, the expected rental rates of the office spaces, the expected insurance cost per staff and the expected number of staff in the near future. We have reviewed the prevailing market rental rates of the premises proximity to the office spaces of AMP; reviewed the historical insurance cost and salary expense of AMP and reviewed the expansion plan of AMP for the three years ending 31 December 2016. Based on the above, we consider that the annual caps for the other daily transactions with the Company, Pension Company and P&C Company will not be excessive.

Based on the above, we concur with the Company’s view that the proposed annual caps under the Framework Agreements for the three years ending 31 December 2016 are fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

RECOMMENDATIONS

Having considered the principal factors and reasons above, we are of the opinion that the entering into the Framework Agreements is in the ordinary and usual course of business of the Group and is in the interests of the Company and the Independent Shareholders as a whole, and that the terms of the Framework Agreements (including the proposed annual caps) are normal commercial terms and are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders, and we recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolution to be proposed at the AGM for approving the Framework Agreements (including the proposed annual caps).

Yours faithfully, For and on behalf of China Galaxy International Securities (Hong Kong) Co., Limited Elain Wong Managing Director Investment Banking

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This supplemental circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this supplemental circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong are directors or employees of CLIC, which has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2013, being the date to which the latest published audited financial statements of the Group were made up.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation(other than statutory compensation).

APPENDIX	GENERAL INFORMATION

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2013 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; (ii) leased to; (iii) are proposed to be acquired or disposed of by; or (iv) are proposed to be leased to any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this supplemental circular:

Name	Qualification
China Galaxy International	a corporation licensed to carry out business in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, China Galaxy International:

(a)

has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion of its letter dated 13 May 2014 and references to its name, in the form and context in which it appears;

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2013 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

9.	MISCELLANEOUS

If there is any inconsistency between the Chinese and English versions of this supplemental circular, the Chinese version shall prevail.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong up to and including the date of the AGM.